Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019






December 14, 2005

Mail Stop 4561
--------------

VIA EDGAR AND FEDEX
-------------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re: Smith Barney Diversified Futures Fund L.P. (the "Fund") Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the quarterly period ended March 31, 2005 File No. 0-26132
         -------------------------------------------------------

Ladies and Gentlemen:

On behalf of Citigroup Managed Futures LLC, the general partner of the Fund (the "General Partner"), we respectfully submit below the General Partner's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a comment letter dated November 7, 2005 (the "Third Letter") to Daniel R. McAuliffe, Chief Financial Officer of the General Partner. The General Partner responded to the Staff's first and second comment letters dated August 1, 2005 and August 26, 2005, by letters filed via EDGAR dated August 23, 2005 and October 20, 2005 respectively. For your convenience, the Staff's comments in the Third Letter are indicated in italics, followed by the General Partner's response.

Form 10-K for the fiscal year ended December 31, 2004

Investment in the Partnership, page F-12

1. We note your response to prior comment 1 and your calculation that your investment in CMF Winton Master Fund, L.P. ("Winton Master Fund") exceeds the 20% significance level. Rule 3-09 of Regulation S-X is a rule that you are subject to as a filer under the Securities Exchange Act of 1934. As such, please amend your 2004 Form 10-K to include the financial statements of Winton Master Fund within your filing.

Securities and Exchange Commission
December 14, 2005
Page 2


Form 10-Q for the Quarter Ended March 31, 2005
----------------------------------------------

2. We note your response to prior comment 2 and reissue the same comment for reasons described above. Please confirm that you will include the financial statements of Campbell Master Fund in your Form 10-K for the year ended December 31, 2005 and other future filings, as appropriate.

The general partner will today file an amended Form 10-K for the fiscal year ended December 31, 2004 that includes the financial statements of the Winton Master Fund.

The general partner intends to include the financial statements of the Campbell Master Fund in the Form 10-K for the year ended December 31, 2005 and other future filings as appropriate.


                                     * * * *


Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8727.


Very truly yours,

/s/ Rita M. Molesworth
----------------------
Rita M. Molesworth

Enclosure

cc:      Steven Jacobs, Branch Chief
         Daniel R. McAuliffe
         Jennifer Magro
         Sean McKee
         Gabriel Acri